

# Pursuit Management, Inc.
## dba: MobileSpike Technologies, Inc.

Financial Statements and

Independent Accountants' Review Report

December 31, 2015 and 2014



**Pursuit Management, Inc.**
**dba: MobileSpike Technologies, Inc.**
**Financial Statements**
Contents



MATHEW D. PETERSEN
ABBY M. SANDERS
RYAN D. SMITH

■ ■ ■

3702 KERN ROAD
YAKIMA, WA 98902
509 575 1040  P
509 457 2145  F

cpas and advisors | pllc

*INDEPENDENT ACCOUNTANTS' REVIEW REPORT*

To the Shareholders
Pursuit Management, Inc.
dba: MobileSpike Technologies, Inc.
Carson City, Nevada

We have reviewed the accompanying financial statements of Pursuit Management, Inc. dba: MobileSpike Technologies, Inc. (a corporation), which comprise of the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

**Accountants' Conclusion**

Based on our review, except for the issues noted below, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Basis of Accounting**

We draw attention to Note 1 of the financial statements (basis of presentation), which describes the basis of accounting. As described in Note 1 to the financial statements, the Company has elected early adoption of ASU 2014-10, which eliminates certain financial reporting requirements of development stage entities.

**Going Concern**

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.  Our conclusion is not modified with respect to that matter.

**Restriction of Use**

Our report is intended solely for the users participating in the contemplated crowdfunding by management.

*Petersen CPAs and Advisors, PLLC*

May 10, 2016

AUDIT | ACCOUNTING | TAX

# Pursuit Management, Inc.
## dba: MobileSpike Technologies, Inc.
### Balance Sheets

***Assets***

| | December 31, | |
|---|---|---|
| | 2015 | 2014 |
| *Current Assets:* | | |
| Cash | $ - | $ 255 |
| Inventory | 2,000 | 2,000 |
| Employee advances | 21,278 | 30,073 |
| Total current assets | 23,278 | 32,328 |
| *Property and Equipment:* | | |
| Office furniture and equipment | 4,077 | 4,077 |
| Small tools | 2,000 | 2,000 |
| | 6,077 | 6,077 |
| Less: accumulated depreciation | (5,578) | (5,147) |
| Total property and equipment | 499 | 930 |
| *Other Assets:* | | |
| Patent rights, net of amortization | 13,739 | 15,725 |
| *Total Assets* | $ 37,516 | $ 48,983 |

***Liabilities and Shareholders' Equity***

| | 2015 | 2014 |
|---|---|---|
| *Current Liabilities:* | | |
| Checks in excess of deposits | $ 197 | $ - |
| Accounts payable | 25,963 | 32,063 |
| Accrued expenses | 653 | 353 |
| Total current liabilities | 26,813 | 32,416 |
| *Total Liabilities* | 26,813 | 32,416 |
| *Contingent Liabilities and Commitments* | | |
| *Shareholders' Equity* | | |
| Common Stock, $.001 par value, 100,000,000 authorized, 8,640,000 issued and outstanding | 8,640 | 8,640 |
| Additional Paid-in Capital | 2,277,460 | 2,277,460 |
| Preferred stock, no par value, 20,000,000 authorized, -0- outstanding | - | - |
| Retained deficit | (2,275,397) | (2,269,533) |
| *Total Shareholders' Equity* | 10,703 | 16,567 |
| *Total Liabilities and Shareholders' Equity* | $ 37,516 | $ 48,983 |

*See accompanying notes and independent accountants' review report.*

# Pursuit Management, Inc.
## dba: MobileSpike Technologies, Inc.
### Statements of Operations

| | Years Ended December 31, 2015 | Years Ended December 31, 2014 |
|---|---|---|
| *Revenues* | $ - | $ - |
| *Operating Expenses* | | |
| Advertising | 134 | 18,079 |
| Amortization | 1,986 | 1,986 |
| Consulting - stock based compensation | - | 1,114,400 |
| Depreciation | 431 | 736 |
| General and administrative | 3,273 | 2,880 |
| Research and development | 40 | 1,106 |
| Total operating expenses | 5,864 | 1,139,187 |
| *Other Income* | - | 2,369 |
| *Net Loss* | $ (5,864) | $ (1,136,818) |

*See accompanying notes and independent accountants' review report.*

**Pursuit Management, Inc.**
**dba: MobileSpike Technologies, Inc.**
**Statements of Shareholders' Equity**

| | Preferred Stock | | Common Stock | | Additional Paid-in Capital | Retained Deficit | Shareholder's Equity |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount | | | |
| Balances, December 31, 2013 | - | $ - | 7,522,600 | $ 7,523 | $ 1,161,977 | $ (1,132,715) | $ 36,785 |
| Stock-based compensation | | | 1,114,400 | 1,114 | 1,113,286 | - | 1,114,400 |
| Sale of common stock for cash | | | 3,000 | 3 | 2,197 | - | 2,200 |
| Net loss | - | - | - | - | - | (1,136,818) | (1,136,818) |
| Balances, December 31, 2014 | - | - | 8,640,000 | 8,640 | 2,277,460 | (2,269,533) | 16,567 |
| Net loss | - | - | - | - | - | (5,864) | (5,864) |
| Balances, December 31, 2015 | - | $ - | 8,640,000 | $ 8,640 | $ 2,277,460 | $ (2,275,397) | $ 10,703 |

# Pursuit Management, Inc.
## dba: MobileSpike Technologies, Inc.
### Statements of Cash Flows

| Increase (Decrease) in Cash | Years Ended December 31, | | | |
|---|---|---|---|---|
| | | 2015 | | 2014 |
| *Cash Flows from Operating Activities:* | | | | |
| Net loss | $ | (5,864) | $ | (1,136,818) |
| *Adjustments to Reconcile Net Loss to Net* | | | | |
| *Cash Provided by Operating Activities:* | | | | |
| Depreciation and amortization | | 2,417 | | 2,722 |
| Consulting fees - stock based compensation | | - | | 1,114,400 |
| (Increase) decrease in assets: | | | | |
| Employee advances | | 8,795 | | 20,206 |
| Increase (decrease) in liabilities: | | | | |
| Checks in excess of deposits | | 197 | | - |
| Accounts payable | | (6,100) | | (3,200) |
| Accrued expenses | | 300 | | 250 |
| Net cash used in operating activities | | (255) | | (2,440) |
| *Cash Flows from Financing Activities:* | | | | |
| Proceeds from sale of common stock | | - | | 2,200 |
| Net cash provided by investing activities | | - | | 2,200 |
| *Net Decrease in Cash* | | (255) | | (240) |
| *Cash at Beginning of Year* | | 255 | | 495 |
| *Cash at End of Year* | $ | - | $ | 255 |
| *Cash paid for:* | | | | |
| Interest expense | $ | - | $ | - |
| Income taxes | $ | - | $ | - |

---

# Pursuit Management, Inc.
## dba: MobileSpike Technologies, Inc.
### Notes to Financial Statements December 31, 2015 and 2014

***Note 1 – Organization and Summary of Significant Accounting Policies:***

*Organization:*

Pursuit Management, Inc. dba: MobileSpike Technologies, Inc. (the Company) is a Corporation organized in the State of Nevada on July 7, 2007.  The Company has developed the *MobileSpike Vehicle Disablement System* to be used by law enforcement.   As of January 6, 2016 the Company performed a statutory merger with the surviving entity being a Delaware Corporation and the legal name is changed to MobileSpike Technologies, Inc.

*Summary of Significant Accounting Policies:*

*Basis of Presentation* – In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-10, "Development Stage Entities (Topic 915), Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, "Consolidation" ("ASU 2014-10"). The amendments in ASU 2014-10 remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from GAAP.  In addition, the amendments eliminate the requirements for development stage entities to: (i) present inception-to-date information in the statements of income, cash flows, and shareholder equity; (ii) label the financial statements as those of a development stage entity; (iii) disclose a description of the development stage activities in which the entity is engaged; and (iv) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. The presentation and disclosure requirements in ASC Topic 915, "Development Stage Entities" are no longer required for interim and annual reporting periods beginning after December 15, 2014, however, early adoption is permitted. The Company has elected to early adopt the presentation and disclosure provisions of ASU 2014-10 for these financial statements.

*Cash and cash equivalents* – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

*Revenue recognition* – Revenue and expenses are reported on the accrual basis of accounting.  Revenue is recognized upon delivery of product to the customer.  The Company is not currently selling products and has no revenue at this time.

*Use of estimates* – The financial statements include estimates made by management.  Actual results could differ from those estimates.

*Inventory* – Inventory is stated at the lower of cost (determined on the first-in, first-out basis) or market.  Inventory consists of raw materials used for production of finished goods.

*Property and equipment* – Property and equipment are carried at cost. Depreciation is provided using the straight-line method.  The useful lives range from five to seven years.  Depreciation expense for the years ended December 31, 2015 and 2014 was $431 and $736 respectively.

*Intangible assets* – The cost of intangible assets with determinable useful lives are amortized to reflect the pattern of economic benefits consumed utilizing the straight-line method.  The Company's patent is amortized over the legal life utilizing the straight-line method.  Amortization expense for the years ended December 31, 2015 and 2014 was $1,986.

*Research and development* – The Company records research and development costs as expenses when incurred.  In the case of materials, equipment, or other depreciable items these items are capitalized and depreciated over their useful lives.  Costs associated with research and development for the years ended December 31, 2015 and 2014 was $40 and $1,106, respectively.

# Pursuit Management, Inc.
## dba: MobileSpike Technologies, Inc.
### Notes to Financial Statements December 31, 2015 and 2014

**Note 1 – Organization and Summary of Significant Accounting Policies (continued):**

*Federal and state income taxes* – Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities represent the future income tax effect of temporary differences between book and tax bases of assets and liabilities assuming they will be realized and settled in amounts reported in the financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company's accounting policy requires recording a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings in determining transactions to be recognized in the financial statements.

*Advertising* – The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2015 and 2014 was $134 and $18,079, respectively.

*Subsequent events* – Management has evaluated subsequent events through May 10, 2016, the date the financial statements were available to be issued.

**Note 2 – Concentration of Risk:**

The Company currently does not any sales revenue. Also, the Company's product by nature is only marketable to local, county, state, and federal law enforcement agencies in the United States of America and Canada.

**Note 3 – Employee Advances:**

The Company has made advances to two individuals in their capacity as employees. The advances are due on demand and interest to be charged on repayments based on the applicable federal rate.

| | December 31, | | |
| --- | --- | --- | --- |
| | 2015 | | 2014 |
| President | $    5,650 | $ | 5,650 |
| Vice President | 15,628 | | 24,423 |
| | $  21,278 | $ | 30,073 |

**Note 4 – Deferred Taxes:**

| | December 31, | | |
| --- | --- | --- | --- |
| | 2015 | | 2014 |
| Deferred tax asset (net operating loss carryforward) | $  173,774 | $ | 172,878 |
| Deferred tax liability (property and equipment) | (35) | | (64) |
| Net deferred tax asset | $  173,739 | $ | 172,814 |

Management believes it is more likely than not that much of the NOL carryforwards will not be realized. In recognition of this risk, management has provided a valuation allowance in the amount that fully offsets the deferred tax assets. During the years ended December 31, 2015 and 2014, the Company recorded a valuation allowance on the net deferred tax assets in the amount of $173,739 and $172,814, respectively.

**Pursuit Management, Inc.**
**dba: MobileSpike Technologies, Inc.**
Notes to Financial Statements December 31, 2015 and 2014

### Note 5 – Stockholders' Equity:

Common Stock

As of December 31, 2014 the Company had authorized 75,000 no par value shares of common stock all of which are voting shares. As of December 31, 2014 there were 43,200 issued and outstanding, of which 36,750 were equity based payments issued to non-employees.

Stock Split

On March 20, 2015 the Company amended their articles of incorporation authorizing a 200 to 1 stock split of the common stock, bringing the total number of common shares authorized up to 100,000,000 (one hundred million) shares with a par value of $0.001.

On April 15th, 2015 the Company initiated the 200 to 1 Forward Stock Split. Board of Directors resolved that upon the filing of the Amended and Restated Articles of Incorporation with the Nevada Secretary of State (the "Effective Time"), each one (1) share of the Corporation's $0.001 par value Common Stock that is issued and outstanding immediately prior to the Effective Time, is and shall be subdivided and reclassified into two hundred (200) fully paid, no assessable shares of $0.001 par value Common Stock (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates") shall thereafter automatically represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share, of Common Stock as set forth in the Amended and Restated Articles of Incorporation shall not be affected by the Forward Stock Split.

As of December 31, 2015 and 2014 there were 8,640,000 common shares issued and outstanding.

Preferred Stock

On March 20, 2015 the Company authorized issuance of preferred shares in the amount of 20,000,000 (twenty million shares) shares with a par value of $0.001. The rights and privileges of these shares are to be determined by the board of directors. As of December 31, 2015 there are no preferred shares issued and outstanding.

Equity-Based Payments to Non-Employees

The Company has issued common shares to individuals in lieu of cash payment of services or goods provided to the Company. The price per share determined for exchange purposes is determined by prior equity transactions of $1.00 per share (based on the forward stock split) as of December 31, 2014. During the year ended December 31, 2015 there were no shares exchanged. During the year ended December 31, 2014 there were 1,114,400 shares exchanged.

Subsequent transactions

As of May 10, 2016 the Company has issued 66,666 additional common shares at a price of $0.45 per share.

### Note 6 – Contingent Liabilities:

On January 17, 2012 the Company resolved to purchase a vehicle from one of the Company's shareholders. The resolution states that the Company will purchase a Mercury Marauder outfitted with the Company's product for the amount of $13,000 (the sum of the total of the down payment and all subsequent payments made by the shareholder up to the point of transfer).

### Note 7 – Going Concern:

As shown in the accompanying financial statements the Company has no revenue. The Company's absence of revenue creates uncertainty about their ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated this condition and has proposed a plan to issue additional stock to shareholders. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan.